Exhibit 99.1

 NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FILES REVISED
MANAGEMENT’S DISCUSSION AND ANALYSIS

Edmonton, Alberta, August 14, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has filed a revised Management’s Discussion and Analysis (“MD&A”) for the three months ended June 30, 2008.

The revised MD&A supersedes the MD&A filed on August 13, 2008 and corrects errors in the figures summarizing the company’s backlog.  The revised total backlog as at June 30, 2008 was $931.6 million.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca